ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

May 27, 2021	Kathleen M. Nichols T +1 617 854 2418 Kathleen.nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Primark Private Equity Investments Fund (File Nos. 333-239577, 811-23583)

Ladies and Gentlemen:

On behalf of Primark Private Equity Investments Fund (the “Fund”), a Delaware statutory trust, we are filing today, pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 2 to the Fund’s Registration Statement pursuant to the 1933 Act (File No. 333-239577) and Amendment No. 3 to the Fund’s Registration Statement pursuant to the 1940 Act (File No. 811-23583) on Form N-2 (the “Amendment”). This Amendment is being filed to provide updated financial information and make certain other changes to the Fund’s Prospectus and Statement of Additional Information.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Michael Bell

Gregory C. Davis
Paulita A. Pike